Exhibit 99.6
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at September 27, 2010
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (“Quest” or the “Corporation”) for the three-month and nine-month periods ended July 31, 2010 should be read in conjunction with the Corporation’s audited financial statements and the related notes as at October 31, 2009. The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.
Forward Looking Statements
     Except for historical information, this MD&A contains forward-looking statements relating to, among other things, regulatory compliance, and the sufficiency of current working capital, the estimated cost and availability of funding for the acquisition of properties and the continued exploration and development thereof. Such statements reflect current views of Quest with respect to future events and are subject to certain risks, uncertainties and assumptions. Estimates provided for fiscal 2010 and beyond are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Corporation.
OVERVIEW
     Quest is a Canadian exploration corporation with a focus on grass roots rare earth and uranium exploration in North America. Quest intends to focus on the acquisition of properties located in good geological settings, with the potential to host large ore bodies. Management is a strong believer in working with prospectors and junior exploration players that offer the Corporation quality, early stage to advanced rare earth and uranium prospects. These assets will be acquired through the development of strategic alliances with companies having mine operating capacity in known rare earth and uranium producing regions in recognition of the inherent exploration strengths of Quest. The Corporation’s management team has a proven track record of involvement in numerous mineral deposit discoveries over the past 40 years.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partners’ capabilities in mine development and production.
     The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QRM (formerly QUC). Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questrareminerals.com).
RECENT DEVELOPMENTS
     In late March, Quest was invited by the Québec Government to participate in a meeting held in Québec City to be presented with the concept of the “Plan du Nord” or “Northern Plan”. The plan is intended to provide both business development and infrastructure improvements in support of all economic development opportunities north of the 49th degree parallel. On August 11, 2010, Quest presented its Strange Lake rare earth project as being eligible for support under the Government’s plan to Quebec Mines Minister Simard. Additional meetings with Quebec and Newfoundland and Labrador Government representatives will be undertaken in order to outline the salient features of the project and the potential positive financial impact a mining project at Strange Lake would have on both provinces.
     On September 3, 2010, the Corporation received a $1.5 million convertible loan from SIDEX Limited Partnership. The loan is for a term of 18 months and may be repaid by the Corporation at any time upon 30 days’ notice. Sidex may, at its option convert the loan into Quest shares at any time at a price of $3.00 per share. The loan bears interest at an annual rate of 9%. Interest will be paid semi-annually, at the Corporation’s option in cash or Quest shares. If interest is paid in Quest shares, the shares will be issued at a price per share equal to the weighted average trading price of Quest’s shares for the 20 trading days preceding the due date of the interest. Payment of interest in shares by Quest is subject to regulatory approval. In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of Quest for 18 months at a price of $3.25 per share. As security for repayment of the loan, the Corporation granted a hypothec for an amount of $1.5 million in favor of SIDEX over Quest’s present and future tax credits or other sums to be received from the Ministere du Revenu of Quebec or Canada Revenue Agency on account of Quest’s mining exploration costs.
QUÉBEC AND LABRADOR PROJECTS
Strange Lake Rare Earth Project, Québec
     The Strange Lake property comprises a total of 1,333 claims, of which 330 claims are located in Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voiseys Bay Nickel-Copper-Cobalt Mine, covers an area of 54,000 hectares (see Figure 1).
Figure 1 — Property Location Map, Quest Rare Earth Projects, Québec and Labrador

Overview
     During the third quarter, exploration work on Quest’s Strange Lake project commenced. A program of definition drilling on the B-Zone comprising 15,000 m, additional prospecting and geological mapping on the property is envisaged. In addition, site identification and preparation for the collection of a 30-50 tonne bulk sample of the mineralization was initiated. The purpose of the bulk sample is to commence Pilot Mill metallurgical testing of the B-Zone mineralization utilizing the flow-sheet currently being developed by Hazen Research, Inc. of Golden, CO. The testing is expected to commence early in the next fiscal year.
     As a critical part of Quest’s economic assessment of the B-Zone Rare Earth deposit, metallurgical test work on a one-tonne bulk sample collected from the zone during last season’s exploration program commenced. Hazen Research, Inc. reports that the extraction of rare earths from the B-Zone, between 77% and 93%, are generally in excess of the extraction to solution reported for previous metallurgical work conducted by the Iron Ore Company of Canada (IOC, 1985) and Mitsui Mining & Smelting (1996) on the historical Main Zone deposit to the southeast.
     In addition, Wardrop Engineering Inc. of Toronto, Ontario was contracted on June 17 to undertake a Preliminary Economic Assessment (PEA) on the basis of the Preliminary Resource Estimate of the B-Zone deposit, filed on April 7, 2010. The study will establish a conceptual economic model for a potential mining operation of the deposit.
Current Work
     Quest readied the project for commencement at the beginning of July 2010. A total of 35 tonnes of field equipment was shipped to the project area via cargo aircraft. The construction of a 50-person all-season field camp was started in May and completed in June. Project and diamond drilling contractor personnel arrived on July 4 for project start-up.
     Planned exploration includes the collection of a larger bulk sample; additional metallurgical testing and mineralogical assessment; additional diamond drilling comprising up to 15,000 m, using three drill rigs, is envisioned. Of the total amount of drilling, a full 13,000 m will focus on improving the quality of the resource definition of known B-Zone mineralization, from Inferred to Indicated, and further expansion of the B Zone Inferred resource. A total of 2,000 m of exploratory drilling at the Main Zone, SLG, B East and the A Zone areas will also be undertaken by a fourth drill machine to assess the resource potential of these new areas. As of the end of July, 15 diamond drillholes for 3,865.7 metres were completed on the B-Zone. A total of 915 core samples had also been shipped to Activation Laboratories in Goose Bay, Labrador for processing and chemical analysis.
Recent Developments
     On September 9, Quest published the results of the Wardrop PEA study of B-Zone deposit economics. Wardrop applied a conventional Truck and Shovel open-pit mining operation model to the Strange Lake B-Zone deposit at a production rate of 4,000 tonnes per day (tpd), using the 1.0% Total Rare Earth Oxide (TREO) cut-off presented in the Preliminary Resource Estimate previously reported by Quest (see Press Release : April 7, 2010: 40.4 million tonnes grading 1.161% TREO, 2.07% zirconium oxide (ZrO2), 0.25% niobium oxide (Nb2O5) and 0.053% hafnium oxide (HfO2), see cautionary statements below). Total operating costs per tonne of ore milled are estimated to be C$102/t. Under these project parameters, detailed in Table 3 below, the B-Zone operation would pay back capital expenditure (CAPEX) and have a positive accumulated cash flow in the fourth year of operation, show positive pre-tax cash-flows of up to C$368.2 million per year, an Internal Rate of Return (IRR) of 36.4% and a Pre-Tax Net Present Value (NPV) of C$1.41 billion at a 12% discount rate. The project remains strongly positive when applying up to a 20% discount rate (see Table 1). Life-of-Mine Total Pre-Tax cash-flows of more than C$7.97 billion have been calculated.

Table 1 — Pre-Tax Net Present Value (NPV) Calculation — Strange Lake B-Zone Deposit

Discount Rate	Pre-Tax and Pre-Finance Net Present Value ($CAN)
6%	$3,149,211,228
8%	$2,383,979,541
10%	$1,825,703,831
12%	$1,410,907,859
15%	$969,415,008
20%	$521,691,996
     A minimum 25 years of production life for the mine is envisaged. CAPEX of C$563.4 million will be required for establishment of the mine, mill/concentrator, site utilities and storage, road and slurry pipeline construction to the Labrador coast, tailings facilities and infrastructure development required for the operation. A 25% contingency cost ($99.3 million) was included in calculating total project expenditures. At full production, the operation would produce more than 22,600 t of TREO concentrate, more than 4,800 t of Nb2O5 concentrate and nearly 40,200 t of ZrO2 concentrate annually. It has been estimated that TREO will contribute 58% of the revenues of the mining operation.
     On September 16, Quest reported assay results from the first 11 holes of the definition drill program. Three diamond drills probed the B-Zone at drill centers of between 50-100 m. Drill results have confirmed strong REE mineralization over 1.1 km strike length and over widths of up to 600 m. Drilling continues to confirm mineralization to be relatively flat dipping. A north trending pegmatite zone at the core of the mineralized envelop (see Figure 1) which is observed to outcrop, has been defined along a minimum strike length of 1.0 km and vertical thicknesses of up to 112.65 m and constitute the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is expressed as a two km-long, northeast trending airborne radiometric anomaly northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further under the lake. Historical IOC drilling indicates that mineralization continues in this direction.
     The best results returned from the first 11 holes of the program are:

Borehole #	From (m)	To (m)	Length (m)	TREO (%)	HREE (%)
BZ-10-021	3.40	227.75	224.35	0.99	41.8
including	6.00	66.73	60.73	1.24	49.9
and including	29.10	38.95	9.85	2.36	58.2

BZ-10-022	1.23	197.30	196.07	1.02	41.5
including	2.05	43.04	40.99	1.24	49.7
and including	16.20	18.31	2.11	2.97	76.6

BZ-10-023	3.50	215.40	211.90	1.02	44.2
including	20.84	88.65	67.81	1.28	51.3
and including	54.40	63.25	8.85	2.04	61.3

BZ-10-027	4.50	314.40	309.90	1.00	39.4
including	13.50	126.15	112.65	1.30	47.8
and including	68.33	96.71	28.38	1.48	50.4
and including	68.33	70.40	2.07	4.40	49.7
and including	121.87	123.30	1.43	5.31	17.8

Borehole #	From (m)	To (m)	Lenqth (m)	TREO (%)	HREE (%)
BZ-10-028	2.00	226.20	224.20	1.00	38.3
including	16.00	57.80	41.80	1.33	46.3
and including	16.00	19.00	3.00	2.90	73.5

BZ-10-030A	4.89	65.20	60.31	1.15	44.6
Including	7.40	15.04	7.64	2.16	56.1
and including	53.88	65.20	11.32	1.27	51.0
Note: Drill was lost in a fault zone and in mineralization at 65.2 m. Hole will be re-drilled as BZ-10-30B
     The better grades of mineralization are associated with what is termed the Pegmatite Zone which is composed of a high proportion of very coarse-grained pegmatite intercalated with extremely altered intrapegmatitic Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system (see Diamond Drill Sections in Figures 2, 3). The highly-altered granite hosting pegmatites continues to carry elevated grades of REE in excess of 0.7% TREO over core lengths of over 309 m. A 0.85% TREO cut-off, as specified in Quest’s recent Preliminary Resource Estimate (see Press Release: April 7, 2010), was used in determining the average grades of diamond drill intersections.
Future Exploration Activities
     The definition drilling will continue and is anticipated to be completed by the end of September. Blasting and sampling of a 30-50 tonne bulk sample of B-Zone mineralization will also be prepared and shipped from the project area by the end of September. The bulk sample will be used for Pilot Mill studies based on a metallurgical flow sheet currently being finalized by the Hazen Research work.
Misery Lake Project, Québec
     The Misery Lake Property, which straddles the Québec and Labrador border, consists of a single claim block comprising 1,776 claims of which 136 claims occur in Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,407 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest exploration crews in August 2007 when reconnaissance bedrock sampling over an unusual regional magnetic feature returned grab sample results of up to 27% iron oxide (Fe2O3), 1.2% phosphate (P2O5), 1.5% titanium oxide (TiO2) and 2.25% TREO. A total of 120 claims were staked in Québec to cover the anomalous feature in September 2007. During 2009, further reconnaissance evaluation over this large concentric magnetic feature led to the discovery of a large, rare earth bearing alkali intrusive complex. The ring feature is characterized as a 6-km diameter, compositionally-zoned ultramafic to granitic alkali intrusive complex, herein called the Misery Lake Alkali Complex. Following very positive results during the 2009 exploration program, 1,656 additional claims were staked in the area. The Misery Lake geology is analogous to the Lovozero and Khibina Peralkaline Complexes in Russia, the country’s primary producing areas for rare earths, niobium, tantalum, phosphate and zirconium.
Current Work
     During the third quarter, equipment and supplies were shipped on the ice to the project area in preparation for project start-up. A hunting and fishing camp within 10 km of the project area has been leased and will be the base of operations for the exploration work in the area.
     A program of prospecting, geological mapping, rock sampling and till geochemical surveying commenced on July 7th. At the end of July, approximately 150 rock samples and 100 till samples had been collected from the property. Assay results from the sampling programs are pending.

Future Exploration Activities
A program of prospecting, geological mapping and regional till geochemical sampling work is expected to be completed by early September. This work will be followed by a 1,500 m diamond drilling program to test several high-priority geological and geochemical targets identified from Quest’s field work at Misery Lake and any significant new targets identified on Quest’s recently-staked claims to the south.
Nanuk Project, Québec
     The Nanuk Property consists of a single claim block comprising 792 claims, covering 44,127 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, have been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly folded, medium to coarse grained, leucogranite horizons with biotite. Previous prospecting, bedrock channel sampling and drilling revealed good vertical and lateral continuity to the mineralization.
Overview
     A total of 192 claims were dropped on the Nanuk Property. Due to insufficient credits and also to the lack of geochemical anomalies, favourable geology and geophysical anomalies, and the lack of positive results from the prospecting, it was recommended to drop all those claims.
Future Exploration Activities
     No work is currently being considered for this project in 2010
NEW PROJECTS
Ramusio Rare Earth Project, Québec
Overview
     During March, a total of 94 claims were staked to cover the southwestern part of a combined circular magnetic feature and the head of an eTh radiometric and rare earth geochemical anomaly south of Quest’s Misery Lake Project.
Current Work
     This circular magnetic feature hosts some strong eTh radiometric anomalies and is located 50 km south from Quest’s Misery Lake Project and straddles the Quebec and Labrador border. Very similar features as observed at Quest’s Strange Lake and Misery Lake projects are encountered here and suggest a good potential to find rare earth elements.
Future Exploration Activities
     A prospecting program will be planned in conjunction with Quest’s Misery Lake exploration, due to proximity of the properties, and should be completed by early October 2010.
Alterra Strange Lake Option Property Agreement, Labrador
     Quest initiated negotiations in the Quarter to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Québec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (see Figure 2).

     On June 15th, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (SMY: TSX-V) and Alterra Resources Inc., a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in Western Labrador in the Province of Newfoundland and Labrador
Figure 2 — Alterra Strange Lake Option Property Location Map, Labrador
     Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary of exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Qualified Persons
     Peter Cashin, President & CEO, P. Geo. is the Qualified Person for Quest and was responsible for the exploration project information presented in this document. Mr. Cashin has read and approved the disclosure of the technical information.
     Tim Maunula, P.Geo., Chief Geologist with Wardrop Engineering Inc., is the Qualified Person responsible for the mineral resource estimate summarized in this document. The effective date of the resource estimate is April 5, 2010.

     Mr. Mike McLaughlin, P. Eng., Mr. Peter Broad, P.Eng., Mr. Wenchang Ni, P.Eng., Mr. Aleksandar Zivkovic, P. Eng., Mr. Paul Daigle, P. Geo., and Mr. Douglas Ramsey, R.P. Bio., of Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario, were the qualified persons responsible for the PEA study. The effective date of the PEA study is September 9, 2010.
Mineral resources that are not mineral reserves do not have demonstrated economic viability (NI43-101/3.4(e)). The preliminary economic assessment (PEA) outlined in this document is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized (NI43-101/2.3(3bi)).
Results of Operations
Three-month period ended July 31, 2010 compared with three-month period ended July 31, 2009
     For the three-month period ended July 31, 2010, the Corporation reported a net loss of $363,830 or $0.008 basic and fully diluted net loss per share compared to a net loss of $631,656 or $0.020 basic and fully diluted net loss per share for the three-month period ended July 31, 2009.
     Revenue, consisting of interest earned on funds on deposit, totaled $2,514 at July 31, 2010 as compared to $221 at July 31, 2009. The increase of $2,293 was as a result of the significant reduction in interest rates partially offset by substantially higher funds on deposit for the three-month ended July 31, 2010 when compared to the three-month period ended July 31, 2009. No marketable securities were sold during the three-month periods ended July 31, 2010 and July 31, 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent decrease in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended July 31, 2010 were $72,360 ($497,379 — July 31, 2009). In accordance with Section 3855 of the CICA handbook, marketable securities are carried at fair market value at July 31, 2010. As the market value of the marketable securities was $25,600 at July 31, 2010 ($27,000 — July 31, 2009), the Corporation recorded a loss on adjustment of marketable securities in the amount of $12,400 compared to a gain on adjustment of marketable securities in the amount of $9,000 for the three-month period ended July 31, 2009. Stock option compensation expenses for the three-month period ended July 31, 2010 totaled $79,935 ($215,315 — July 31, 2009). Expenses excluding disposal and write-down of mining properties and deferred costs, loss (gain) on adjustment of marketable securities, stock-based compensation and interest totaled $201,649 compared to $120,182 for the three-month period ended July 31, 2009. Professional fees totaled $81,404 for the three-month period ended July 31, 2010 compared to $57,824 for the three-month period ended July 31, 2009. The increase of $23,580 related mainly to higher legal professional services provided to the Corporation during the period of $33,085 offset by lower consulting fees of $9,505. Filing costs and shareholders’ information increased by $44,550 to $80,817 compared to $36,267 at July 31, 2009 and related mainly to $39,651 in higher investor relations and advertising and promotion related activities including the exhibiting and attendance at investment conferences and $4,899 in stock transfer and listing fees. Administrative expenses and others increased by $13,337 to $39,428 from $26,091 at July 31, 2009. The increase of $13,337 consisted mainly of: $2,266 as a result of an increase in office personnel; $1,606 incurred for educational and training activities; and $9,465 in higher office-related costs.

Three-month period ended July 31, 2009 compared with three-month period ended July 31, 2008
     For the three-month period ended July 31, 2009, the Corporation reported a net loss of $631,656 or $0.020 basic and fully diluted net loss per share compared to a net loss of $259,451 or $0.012 basic and fully diluted net loss per share for the three-month period ended July 31, 2008.
     Revenue, consisting of interest earned on funds on deposit, totaled $221 at July 31, 2009 as compared to $10,000 at July 31, 2008. The decrease of $9,779 was as a result of lower funds on deposit during the three-month period combined with the significant reduction in interest rates. No marketable securities were sold during the three-month periods ended July 31, 2009 and July 31, 2008.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent decrease in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended July 31, 2009 were $497,379 ($40,335 — July 31, 2008). In accordance with Section 3855 of the CICA handbook, marketable securities are carried at fair market value at July 31, 2009. As the market value of the marketable securities was $27,000 at July 31, 2009 ($24,000 — July 31, 2008), the Corporation recorded a gain on adjustment of marketable securities in the amount of $9,000 for the three-month period ended July 31, 2009 compared to a loss on adjustment of marketable securities of $14,000 for the three-month period ended July 31, 2008. Stock option compensation expenses for the three-month period ended July 31, 2009 totaled $215,315 ($158,217 — July 31, 2008). Interest expenses related to the Part XII. 6 tax as a consequence of the look-back rule totaled $Nil ($Nil — July 31, 2008). The recovery of income taxes renounced to investors on flow-through shares issued during the period totaled $191,999 ($35,074 — July 31, 2008). Expenses excluding the disposal and write-down of mining properties and deferred costs, gain (loss) on adjustment of marketable securities, stock-based compensation and interest totaled $120,182 compared to $115,470 for the three-month period ended July 31, 2008. Professional fees totaled $57,824 for the three-month period ended July 31, 2009 compared to $26,860 for the three-month period ended July 31, 2008. The increase of $30,964 related mainly to higher legal fees of $22,364 due to the increased activity during the period and an increase in financial consulting services in the amount of $8,600. Filing costs and shareholders’ information decreased by $24,512 to $36,267 at July 31, 2009 compared $60,779 at July 31, 2008. The decrease of $24,512 consisted of: a reduction of $21,210 in advertising and promotion expenses; a decrease of $6,009 in expenses related to the annual meeting offset by an increase of $735 in listing and regulatory filing fees and an increase of $1,972 in investor relations fees. Administrative expenses and others decreased by $1,740 to $26,091 as at July 31, 2009 from $27,831 as at July 31, 2008. The decrease of $1,740 consisted mainly of: $543 in higher office salaries and related office costs; an increase of $717 for Directors and Officers liability insurance offset by a reduction of $3,000 as a result of a revised agreement with a related corporation for the sharing of its office and personnel.
Nine-month period ended July 31, 2010 compared with nine-month period ended July 31, 2009
     For the nine-month period ended July 31, 2010, the Corporation reported a net loss of $2,505,678 or $0.061 basic and fully diluted net loss per share compared to a net loss of $746,662 or $0.027 basic and fully diluted net loss per share for the nine-month period ended July 31, 2009.
     Revenue, consisting of interest earned on funds on deposit, totaled $8,677 at July 31, 2010 as compared to $2,728 at July 31, 2009. The increase of $5,949 was as a result of substantially higher funds on deposit partially offset by the significant reduction in interest rates for the nine-month ended

July 31, 2010 when compared to the nine-month period ended July 31, 2009. No marketable securities were sold during the nine-month periods ended July 31, 2010 and 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent decrease in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the nine-month period ended July 31, 2010 were $235,353 ($525,205 — July 31, 2009). In accordance with Section 3855 of the CICA handbook, marketable securities are carried at fair market value at July 31, 2010. As the market value of the marketable securities was $25,600 at July 31, 2010 ($27,000 — July 31, 2009), the Corporation recorded a loss on adjustment of marketable securities in the amount of $29,400 compared to a gain on adjustment of marketable securities in the amount of $19,000 for the nine-month period ended July 31, 2009. Stock option compensation expenses for the nine-month period ended July 31, 2010 totaled $1,484,110 ($383,943 — July 31, 2009). The significant portion of this increase was as a result of the decision to have the stock options granted in March 2010 of $1,111,826 vest immediately as compared to the eighteen month vesting period on the previously granted stock options. Interest expenses related to the Part XII. 6 tax as a consequence of the look-back rule totaled $6,029 ($32,309 — July 31, 2009). As no flow-through shares were issued during the nine-month period ended July 31, 2010, the recovery of income taxes renounced to investors on flow-through shares issued during the period was $Nil ($447.999 — July 31, 2009). Expenses excluding the disposal and write-down of mining properties and deferred costs, loss (gain) on adjustment of marketable securities, stock-based compensation and interest totaled $759,463 compared to $274,932 for the nine-month period ended July 31, 2009. Professional fees totaled $189,875 for the nine-month period ended July 31, 2010 compared to $89,081 for the nine-month period ended July 31, 2009. Included in the increase of $100,794 were higher legal fees of $83,477, related mainly to higher legal professional services provided to the Corporation during the period including the corporate and regulatory changes associated with the corporate name change of Quest Uranium Corporation to Quest Rare Minerals Ltd. to reflect the significant evolution that Quest has experienced over the past twelve months and preparation and filing of the annual meeting documents and higher consulting fees of $17,317. Filing costs and shareholders’ information increased by $301,440 to $415,659 at July 31, 2010 compared $114,219 at July 31, 2009. The increase of $301,440 was mainly due to higher investor relations and advertising and promotion related activities including the exhibiting and attendance at investment conferences of $243,070 and $49,081 in higher costs related to Quest’s Annual Shareholders’ Meeting which was held in Toronto in April 2010 (Montreal — April 2009) and $9,289 in higher stock transfer and listing fees. Administrative expenses and others increased by $82,297 to $153,929 at July 31, 2009 from $71,632 at July 31, 2009. The increase of $82,297 consisted mainly of: $37,661 in higher office salaries; $27,998 in additional education and training costs; and $16,638 in office-related costs.
Nine-month period ended July 31, 2009 compared with nine-month period ended July 31, 2008
     For the nine-month period ended July 31, 2009, the Corporation reported a net loss of $746,662 or $0.027 basic and fully diluted net loss per share compared to a net loss of $473,679 or $0.027 basic and fully diluted net loss per share for the nine-month period ended July 31, 2008.
     Revenue, consisting of interest earned on funds on deposit and operator’s fees totaled $2,728 at July 31, 2009 as compared to $54,549 at July 31, 2008. The decrease of $51,821 consisted of a reduction in interest earned of $28,324 as a result of lower funds on deposit during the nine-month period combined with the significant reduction in interest rates and $Nil earned in operator’s fees for the nine-month period ended on July 31, 2009 compared to $23,497 earned during the nine-month period ended July 31, 2008 as a result the termination of the joint-venture agreement. No marketable securities were sold during the nine-month period ended July 31, 2009 and July 31, 2008.

     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent decrease in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the nine-month period ended July 31, 2009 were $525,205 ($274,731 — July 31, 2008). In accordance with Section 3855 of the CICA handbook, marketable securities are carried at fair market value at July 31, 2009. As the market value of the marketable securities was $27,000 at July 31, 2009, the Corporation recorded a gain on adjustment of marketable securities in the amount of $19,000. As the market value of the marketable securities was $24,000 at July 31, 2008, the Corporation recorded a loss on adjustment of marketable securities in the amount of $14,000. Stock option compensation expenses for the nine-month period ended July 31, 2009 totaled $383,943 ($158,217 — July 31, 2008). Interest expenses related to the Part XII. 6 tax as a consequence of the look-back rule totaled $32,309 ($Nil — July 31, 2008). Expenses excluding the disposal and write-down of mining properties and deferred costs, gain (loss) on adjustment of marketable securities, stock-based compensation and interest totaled $274,932 compared to $297,203 for the nine-month period ended July 31, 2008. Professional fees totaled $89,081 for the nine-month period ended July 31, 2009 compared to $58,694 for the nine-month period ended July 31, 2008. The increase of $30,387 related mainly to higher legal fees of $22,364 due to the increased activity during the period and an increase in financial consulting services in the amount of $8,023. Filing costs and shareholders’ information decreased by $77,663 to $114,219 at July 31, 2009 compared $191,882 at July 31, 2008. The decrease of $77,663 consisted of: $44,724 in lower listing and regulatory filing fees; a reduction of $30,850 in advertising, promotion and investor relations activities and $2,852 with respect to the initial share distribution offset by an increase of $763 related to the expenses related to the annual meeting. Administrative expenses and others increased by $25,005 to $71,632 as at July 31, 2009 from $46,627 as at July 31, 2008. The increase of $25,005 consisted mainly of: $22,393 in higher office salaries and related office costs; an increase of $4,612 for Directors and Officers liability insurance and a decrease of $2,000 as a result of a revised agreement with a related corporation for the sharing of its office and personnel.
Summary of Quarterly Results
     The following table presents unaudited financial information for the eight most recently completed financial quarters:

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	2,514	1,137	5,026	352	221	1,247	1,260	74,844
Net (loss) income	(363,830)	(1,717,477)	(424,371)	(872,072)	(631,656)	(141,929)	26,923	54,779
Basic net (loss) income per share	(0.008)	(0.042)	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003
Fully diluted net (loss) income per share	(0.008)	(0.042)	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003
     The Corporation has a policy of paying no dividends and does not believe this policy will change in the foreseeable future. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Liquidity
Nine-month period ended July 31, 2010 compared with nine-month period ended July 31, 2009
     At July 31, 2010, the Corporation maintained a cash or equivalent position of $3,573,713 ($1,731,032 at July 31, 2009) and working capital of $2,950,037 ($1,616,510 at July 31, 2009). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     For the nine-month period ended July 31, 2010, Quest raised a total of $1,689,864 on the exercise of stock options and warrants compared to a total $Nil for the nine-month period ended July 31, 2009. Quest did not raise any funds through private placements during the nine-month period ended July 31, 2010 as compared to a total $2,899,998 through three (3) private placements ($1,399,998 flow-through amount and $1,500,000 in common shares amount) for the nine-month period ended July 31, 2009. Issue costs totaled $8,037 for the nine-month period ended July 31, 2010 ($78,833 — July 31, 2009).
Nine-month period ended July 31, 2009 compared with nine-month period ended July 31, 2008
     As at July 31, 2009, the Corporation maintained a cash or equivalent position of $1,731,032 ($1,314,595 as at July 31, 2008) and working capital of $1,616,510 ($930,921 as at July 31, 2008). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     For the nine-month period ended July 31, 2009, Quest raised a total $2,899,998 through four (4) private placements ($1,399,998 flow-through amount and $1,500,000 in common shares amount) compared to a total $2,438,700 consisting of $1,500,300 through one (1) private placement ($1,350,270 flow-through amount and $150,030 in common shares amount) and $938,400 in common shares through a rights offering for the nine-month period ended July 31, 2008. Issue costs related to the financings totaled $78,833 for the nine-month period ended July 31, 2009 ($146,290 — July 31, 2008).

Mining Properties and Deferred Costs

			Proceeds	(Write-off
	October 31,		from option	Disposal or	July 31,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
QUEBEC
George River
Acquisition	1,601,385	—	—	—	1,601,385
Exploration	594,309	—	—	(44,693)	549,616

Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	50,264	9,409	—	(17,241)	42,432

Nanuk
Acquisition	19,300	19,524	—	—	38,824
Exploration	317,055	7,411	—	(42,782)	281,684

Misery Lake
Acquisition	137,276	44,182	—	—	181,458
Exploration	192,674	541,580	—	(43,788)	690,466

Strange Lake
Acquisition	24,580	72,967	—	—	97,547
Exploration	1,940,927	3,196,359	—	(459,388)	4,677,898

General
Acquisition	3,600	—	—	(3,600)	—
Exploration	161,823	8,941	—	(170,764)	—

	5,085,306	3,900,373	—	(782,256)	8,203,423

NEWFOUNDLAND/LABRADOR
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,908	—	—	189,276

Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	479	—	—	479

Alterra -Strange Lake
Acquisition	—	18,870	(5,000)	—	13,870
Exploration	—	4,922	—	—	4,922

General
Acquisition	—	—	—	—	—
Exploration	41	10,523	—	(10,564)	—

	342,298	37,702	(5,000)	(10,564)	364,436

ONTARIO
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,545	—	—	111,434

Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	497	—	—	20,115

General
Acquisition	—	—	—	—	—
Exploration	71,380	939	—	(72,319)	—

	276,815	5,981	—	(72,319)	210,477

Mining Properties and Deferred Costs (Cont’d)

			Proceeds	(Write-off
	October 31,		from option	Disposal or	July 31,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
NEW BRUNSWICK
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	10,660	26,896	—	3,855	41,411

General
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	100,322	29,049	—	2,490	131,861

Canadian Properties	5,804,741	3,973,105	(5,000)	(862,649)	8,910,197

Stock-Based Compensation	78,033	230,179	—	—	308,212

	5,882,774	4,203,284	(5,000)	(862,649)	9,218,409
     For the nine-month period ended July 31, 2010, the Corporation incurred exploration expenditures totaling $3,816,774 of which $3,763,700 was incurred in Quebec; $5,981 in Ontario; $28,261 in New Brunswick and $18,832 in Newfoundland and Labrador. The exploration expenditures incurred were funded through the amount raised from Quest’s private placement equity financings and stock option and warrant exercises.
Related Party Transactions
     All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i)	The Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and administrative duties. For the nine-month period ended July 31, 2010, the total amount of such services was $130,925 ($120,850 — July 31, 2009).
(ii)	For the nine-month period ended July 31, 2010, the Corporation incurred fees of $127,527 (2009 — $62,010) to a law firm in which a director of the Corporation is a partner.
(iii)	On January 27, 2010, Freewest Resources Canada Inc. was acquired by Cliffs Natural Resources Inc. and was no longer considered a related corporation to Quest. For the period of November 1, 2009 to January 27, 2010, Freewest Resources Canada Inc. charged an aggregate amount of $4,500 (November 1, 2008 to July 31, 2009 — $20,142) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.
(iv)	Due to related corporation represents the net amount of charges for exploration and administrative expenses between Quest and Freewest Resources Canada Inc.
(v)	Amounts due to related corporation are non-interest bearing with no specific terms of repayment.

ADMINISTRATIVE EXPENSES AND OTHERS
     The table below details the amounts included in Administrative expenses and others of $153,929 for the nine-month period ended July 31, 2010 ($71,632 — July 31, 2009):

	July 31,	July 31,
	2010	2009
	$	$
Office Expenses
Salaries	69,888	31,769
Education and Training	31,781	3,783
Head Office	14,100	15,500
Office Supplies and Other	23,991	9,575
Directors and Officers Insurance	11,094	11,116
Bank Charges	1,662	1,169
Foreign Exchange	1,413	(1,280)

	153,929	71,632
CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following: Authorized:

An unlimited number of no par value common shares.

	Number of
	Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	3,732,420	2,083,140
Issuance of shares for mining properties	10,000	18,870

Balance at July 31, 2010 (unaudited)	43,680,739	14,617,897

Issuance of shares for stock options and warrants	1,078,160	532,531

Balance at end, September 27, 2010 (unaudited)	44,758,899	15,150,428

CAPITAL STOCK (Cont’d)
b) Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning October 31, 2009 (audited)	3,466,668	0.36

Granted	590,000	2.57
Exercised	(199,300)	0.18

Balance at July 31, 2010 (unaudited)	3,857,368	0.71

Exercised	(1,056,666)	0.15
Cancelled	(20,700)	1.25

Balance at end, September 27, 2010 (unaudited)	2,780,002	0.92

Accounting for the stock-based compensation plan
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration — Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.
The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $Nil was recorded as administration expenses and $226 was recorded as mining properties and deferred costs.
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $2,740 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $662 after giving effect to the deduction of $68 for the non-vested portion of the options which expired upon the resignation of the optionee in 2010 and classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $182 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $34,373 was recorded as administration expenses and $10,741 was recorded as mining properties and deferred costs.
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $195,679 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $139,309 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 380,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.262
The expenses related to the 380,000 stock options granted at $2.56 per option to directors and officers on March 15, 2010 were $858,891 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs”. For the nine-month period ended July 31, 2010, the fair value of $858,891 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 210,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.250
The expenses related to the 210,000 stock options granted at $2.60 per option to employees and consultants on March 17, 2010 were $252,935 classified under the “Administration — Expenses” and $219,211 classified under “Mining properties and deferred costs”. For the nine-month period ended July 31, 2010, the fair value of $252,935 was recorded as administration expenses and $219,211 was recorded as mining properties and deferred costs.
c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning October 31, 2009 (audited)	5,065,251	1.30

Exercised	(3,533,120)	0.47

Balance at end, July 31, 2010 (unaudited)	1,532,131	3.20

Granted	500,000	3.25
Exercised	(21,494)	2.32

Balance at end, September 27, 2010 (unaudited)	2,010,637	3.23

c) Warrants (cont’d)
The fair value of the 250,050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per option granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62

CONTRIBUTED SURPLUS

Amount
$
Balance at beginning, October 31, 2009 (audited)	1,781,208

Stock-based compensation	1,714,297
Exercise of stock options	(30,973)
Exercise of warrants	(362,313)

Balance at July 31, 2010 (unaudited)	3,102,219

Warrants granted	1,048,740
Exercise of stock options	(312,246)
Exercise of warrants	(13,341)

Balance at end, September 27, 2010 (unaudited)	3,825,372

Critical Accounting Policies
     The Corporation prepares its financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) in Canada applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material.
     The Corporation details its significant accounting policies in note 2 to its 2009 audited financial statements, of which the Corporation has identified the following accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:
     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, determination of liability for taxes as a result of flow-through renunciation reversals and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.
     The Corporation is engaged primarily in mineral exploration and manages related industry risk issues directly. The Corporation may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

     Mineral exploration and development costs are capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect will be amortized over a period of years, pro-rata to anticipated income, while those costs for the prospects abandoned are written off. The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof. The Corporation assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Corporation determines that a permanent impairment has occurred or when exploration results indicate that no further work is warranted. A sale of an interest in claims is credited directly to expenditures until such time as all related expenditures are recovered and direct costs incurred to maintain claims are capitalized.
     The Corporation has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers, provided there is reasonable assurance that the expenditures will be incurred.
     The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.
     Earnings per share computations are based upon the weighted average number of common shares outstanding during the years. The Corporation uses the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.
     The Corporation has a stock option plan as described in note 7(b) to its 2009 audited financial statements. The Corporation sets aside and reserves for issuance under the Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. Upon exercise of options in accordance with the Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable. The Corporation follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for its stock based compensation and uses the fair value method to record stock options. Consequently, stock-based compensation costs are recorded at fair value by using the Black-Scholes option pricing model at the date of grant and recognized over the vesting period.

     All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
(1)	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net income.

(2)	Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using effective interest method of amortization.

(3)	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in active market should be measured at cost.
     The Corporation has implemented the following classification:
(1)	Cash, cash held for exploration work (see note 3 to the 2009 audited financial statements) and marketable securities (see note 4 to the 2009 audited financial statements) are classified as held-for-trading.

(2)	Accounts receivable and due from related party are classified as loans and receivables.

(3)	Accounts payable and accrued liabilities and due to related corporation are classified as other liabilities.
Changes in Accounting Policies
The Corporation did not make any changes in its accounting policies for the nine-month period ended July 31, 2010.
Financial Instruments
     The Corporation’s financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and due to related corporation. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. Due to their short term nature, the fair value of these financial instruments approximates their carrying value.
     Fair value estimates are made at the balance sheet dates, based on relevant market information, the carrying value of investments approximates their fair value.
     The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. The Corporation does not enter into financial instrument agreements including derivative financial instruments for speculative purpose.
(1)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

(2)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation is subject to concentrations of credit risk through cash and cash held for exploration work (see note 3 to the 2009 audited financial statements) and accounts receivable. Accounts receivable consist mainly of recoverable goods and services taxes paid by the Corporation.

(3)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations as they become due. The Corporation’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuance. The Corporation manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

(4)	Price risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of the Corporation’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earning and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Fluctuation is pricing may be significant.
Off-Balance Sheet Arrangements
     The Corporation does not have any off-balance sheet arrangements.
International Financial Reporting Standards (“IFRS”)
     In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for publicly accountable enterprises in Canada will be replaced with IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Corporation will report interim and annual comparative financial statements in accordance with IFRS beginning with the quarter ended January 31, 2012.
     The Corporation has commenced the development of its IFRS implementation plan to prepare for this transition. To date the Corporation is in the process of completing the initial assessment of the key areas where changes to current accounting policies may be required. During the remainder of fiscal 2010, the Corporation will be undertaking a detailed analysis to further assess the areas that will require a change to accounting policies and those which have accounting policy alternatives available under IFRS.
Analysis will be required for all current accounting policies, particularly those related to:
•	Deferred exploration expenditures

•	Impairment of assets

•	Provisions, including remediation provisions

•	Stock option (share-based) payments

•	First-time adoption of International Financial Reporting Standards (IFRS 1)
As the detailed analysis of each of the key areas proceeds, other components of the Company’s IFRS implementation plan will be addressed including the implication of changes to accounting policies, processes or financial statement notes disclosures on information technology, internal controls, contractual arrangements and management and employee training.

The table below details the projected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required	To be completed in Fiscal Q4-2010

Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Fiscal Q4-2010 — Fiscal Q1-2011

Assessment of first-time adoption (IFRS 1) requirements and alternatives	Fiscal Q4-2010 — Fiscal Q1-2011

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Fiscal Q4-2010 — Fiscal Q2-2011

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Fiscal Q4-2010 — Fiscal Q2-2011

Management and employee education and training	Ongoing throughout the transition process

Quantification of the financial statement impact of changes in accounting policies	Ongoing in Fiscal 2011
Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the financial statements and other financial information relating to the Corporation included in this interim report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(signed) Peter J. Cashin	(signed) Ronald Kay
President & Chief Executive Officer	Chief Financial Officer

Montreal, Quebec
September 27, 2010